March 7, 2025

Robert Karnes
President
BlackRock Monticello Debt Real Estate Investment Trust
50 Hudson Yards
New York, NY 10001

       Re: BlackRock Monticello Debt Real Estate Investment Trust
           Amendment No. 1 to Registration Statement on Form 10-12G Filed February 27, 2025
           File No. 000-56720
Dear Robert Karnes:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amended Registration Statement on Form 10
Allocation of Investment Opportunities, page 30

1. We note your revisions in response to prior comment 3. Please clarify the reference to
       Blackrock's Global Investment and Trading Allocation Policy and explain how this impacts the allocation of investments.
General

2.     The registration statement indicates on page 22 in the Investment
Company Act
       Considerations section that you intend to    treat most types of CMBS,
non-qualifying
       subordinated financing, and any debt or equity securities issued by companies primarily engaged in real estate businesses and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets and/or real
       estate-related assets as Real Estate-Related Interests    (emphasis
added). Please revise
       the disclosure to clarify that any such debt or equity securities treated as Real Estate-
       Related Interests will be debt or equity securities in companies primarily engaged in the business of purchasing mortgages or other interests in real estate, or advise.
 March 7, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Daniel B. Honeycutt, Esq.